Enterprise Valuation for:

ZooOffice, Inc.

PREPARED FOR: ZooOffice, Inc.

Date of Report: January 04, 2025

Effective Date: September 30, 2024

STONEBRIDGE

Stonebridge Advisory Inc.
1055 East Colorado Blvd, 5th Floor
Pasadena, CA 91106
(626) 866-3317

OPINION LETTER

2025-01-04
Shaun Passley, PhD.
ZooOffice, Inc.
C/O 602 W 5th Avenue, Suite B, Naperville, IL

Dear Shaun Passley, PhD.,

At your request, we have been engaged to appraise ZooOffice, Inc. as of 2024-09-30. The client is ZooOffice, Inc., the intended user of this report which is to be used for business planning purposes. ZooOffice, Inc. was appraised using the fair value as the standard of value assuming no discount for a lack of control (DLOC) and no adjustment for lack of marketability (DLOM). ZooOffice, Inc. is headquartered in the State of Illinois.

***Fair value* is more of a legal and financial term where a valuation is performed whose goal is to value an asset or liability where the price is determined by an agreed upon value by two market parties as of a measurement date considering market conditions and intrinsic value.** There are no restrictive agreements that might impact value.The internal financials were used in this appraisal for analysis. We reviewed information on ZooOffice, Inc. and the assumptions based on client discussions that allowed us to consider the net cash flow, the market selling multiples, the Company's assets and liabilities and build out the Discount and Capitalization Rate which measures the investment risk. This appraisal is based on the Company as an on-going concern which assumes the Company has the financial resources to continue operating into the foreseeable future.

All traditional approaches to value were considered and specific methods and calculations were weighted to reflect the Company's value. The effective date of this appraisal is 2024-09-30. The appraisal's estimated value for 100.00% of the company's shares or interest, is $4,030,000 of equity value with the appropriate discounts and premiums. Equity value subtracts interest-bearing term debt and the working capital surplus or shortage, if any, from the enterprise value. Enterprise value (no debt) is the capitalized value of the business. The Enterprise Value is $4,021,973. This conclusion is subject to the Report's Limiting Conditions.

Daniel P. O'Connell, AM, BV, American Society of Appraisers

Ryan P. O'Connell, IRS Qualified Valuations

Table of Contents

COMPLIANCE AND PROCESSES

IRS REVENUE RULING 59-60 COMPLIANCE

When valuing closely held stock or ownership interest of companies, often market quotes are not available for privately-owned companies. IRS Revenue Ruling 59-60 outlines the proper procedures, approaches and qualifications for valuing these closely-held companies and in considering all relevant factors that impact the fair market value. IRS Revenue Ruling 59-60 states that certain factors need to be considered in arriving at the Fair Market Value of an asset or liability. This valuation report addresses these requirements, specifically:

1. Define the nature of the business and the economic environment.
2. Research the book value and the company's financial condition.
3. Review the earnings capability and the dividend paying capacity if relevant.
4. Review whether the company has goodwill or intangible value.
5. Research pricing of similar companies and utilize the proper capitalization rates.
6. Discover if restrictive agreements impact value and weight the valuation conclusions logically.

UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE

The Uniform Standards of Professional Appraisal Practice (USPAP) addresses ethical and performance obligations of appraisers. Ethics rules deal with integrity, impartiality, objectivity, independent judgement and ethical conduct. Other requirements consider the appraiser's knowledge, experience, competency and scope of work rules in identifying key issues, research and analysis. This appraisal adheres to the USPAP guidelines.

THE VALUATION PROCESS

Business value is derived from an economic benefit stream and it's risk factor. A valuation "normalizes" the income statement and balance sheet to represent the current status of a company. This report will review the company's risk associated with a "proposed" investment (fictitious purchase) and the historical and forecasted financial statements, key ratio reviews, the cost of capital and the future net cash flows, if available. Then we apply the cost of capital to the benefit stream (the Income Approach) and review the appropriate risk adjusted multiples to similar companies (the Market Approach) and an analysis of the assets (the Asset Approach). The appropriate weighing to specific calculations will be made that best represent the company's enterprise value.

THE VALUATION ASSIGNMENT

DEFINING THE VALUATION ASSIGNMENT

When defining the appraisal assignment, it is important to understand the concepts or directives that form the basis of this opinion of value and that these concepts meet your understanding of this assignment. If the appraisal assignment changes, some of the following valuation criteria might need to reflect the new intent and the appraisal assignment might need to be updated. "Company" used in this report covers any asset or liability being appraised.

DISCLAIMER

Stonebridge relies on the client, the Company and the management team for its financial reporting and projections of the company's financials. While this information is deemed reasonable for the purposes of this report, Stonebridge makes no representations or warranties to the accuracy or thoroughness of this valuation report (see scope of appraisal and the *engagement's limiting conditions*).

VALUATION CONCEPT OF BENEFIT STREAM AND RISK

Business value is derived from an economic benefit and is weighted by a risk factor that relates to the risk in the company's business model. The economic benefit usually refers to a monetary flow such as earnings before interest, taxes, depreciation and amortization (EBITDA), Net Operating Profit After Tax (NOPAT), Gross Profit, or Net Cash Flow (NCF), etc. The risk factor is the rate of return a potential investor requires given the risk of attaining the expected economic benefits stream. The greater this risk, the greater the investor's needed rate of return and the lesser the value of the interest being appraised. In the case of less risk, the less the needed investor's rate of return and the greater the value of the interest being appraised. The investor's needed rate of return is the Cost of Equity and the debt and equity return needed is the Discount Rate.

In order to arrive at a valuation opinion, this report will review the company's historical and forecasted financial statements and the associated business and industry risk. This report will develop the cost of capital and apply that to the economic benefit stream to arrive at the Discounted Cash Flow Method and the Capitalization of Earnings Method. In addition, this report will apply the Market Selling Multiples Method to specific company benefit streams. When the company is being valued as an on-going concern, the asset or cost approach to value might not be relevant in this report (see premise of value) and may not be used.

INTEREST BEING APPRAISED

ZooOffice, Inc. ("the Company") is being appraised for 100.00% of ownership interest which is defined as the enterprise value of the company which is the invested capital value (debt and equity) of the business. The Equity value is calculated by subtracting the term debt from the enterprise valuation.

This appraisal assumes no Discount for Lack of Control (DLOC) which is referred to as a control interest. A control interest is defined as an equity interest greater than 50% or an equity position that is considered a swing vote, and therefore a controlling interest. A control interest means the shareholder has operating control to make decisions and can influence company performance.

This appraisal assumes no adjustment or Discount for a Lack of Marketability (DLOM) referred to as a marketable interest. An adjustment for lack of marketability is defined as the percentage value deducted from the value of an ownership interest to reflect the absence of marketability relating to the longer period (and risk) it takes to convert ownership to sale proceeds (liquidity).

THE VALUATION ASSIGNMENT (cont.)

SCOPE OF APPRAISAL

This valuation is an Appraisal that addresses the Standard of Value, the Premise of Value, the Purpose of the Appraisal, the Effective Date of the Appraisal, and describes the business ownership interest and the process to be used in the valuation and the report deliverables. This appraisal will express the value in a single dollar amount, and will consider all relevant information available to the appraiser as of the appraisal date. The appraiser will review all relevant data material to the valuation and utilize all conceptual approaches deemed relevant by the appraiser.

STANDARD OF VALUE

The *Fair Value* standard is being used in this appraisal to render an opinion of value (or range of value). Fair value is more of a legal and financial term where a valuation is performed whose goal is to value an asset or liability where the price is determined by an agreed upon value by two market parties as of a measurement date considering market conditions and intrinsic value.

PREMISE OF VALUE

This appraisal is based on the Company as an on-going concern. The going concern premise of value assumes the Company has the financial resources to continue operating into the foreseeable future whereas a non-going concern does not have the resources to continue operating and is a liquidity event.

EFFECTIVE DATE OF APPRAISAL

The report date of the appraisal is 2025-01-04 and the latest reported financials are as of 2024-09-30. The effective date of the valuation is 2024-09-30. If material time has elapsed from these dates or events occurred subsequently that may impact value, we suggest an update to the report, depending on the significance of how this opinion of value will be used by the intended user of this report.

CLIENT AND PURPOSE OF APPRAISAL

The client is ZooOffice, Inc., the only intended user for this report. The purpose of this appraisal is to estimate the selected Standard of Value of ZooOffice, Inc. for business planning purposes.

DATA SOURCES, VALUATION PROCESS & CONDITIONS

Financial (income statements and balance sheets) and operational information was furnished by the Company. The Company provided expectations regarding the Company’s future performance. This report may utilize information from Duff & Phelps Cost of Capital, BVR Deal Stats, BV DataWorld, Pluris DLOM, Mergerstat Review Premiums & Discounts, IBISWorld, PropStream and other online sources. Stonebridge did not tour the company’s facility or office in its process but is reasonably familiar with the type of facilities involved. There have been no extraordinary or hypothetical assumptions made (unless noted) nor any limiting conditions placed on Stonebridge.

THE VALUATION PROCESS

Value is derived from a risk adjusted economic benefit stream. In order to arrive at a valuation opinion, this report will review the Company’s risk associated with a “proposed” investment, the historical and forecasted financial statements, key ratios, the cost of capital and the future net cash flows. The cost of capital will be applied to the Company’s economic benefit stream and review risk adjusted market selling multiples. The appropriate weighing of specific approaches will be made that best represent the Company's value.

ECONOMIC ENVIRONMENT AND IMPACT

The economic outlook can be relevant and impact the Company and its industry. The economy continues to deal with global unrest, labor shortages, supply chain issues, inflation, federal reserve policies, trade issues, governmental policies and other economic considerations. A company's impact can vary from industry to industry. Economic growth, lower inflation and moderate unemployment generally supports the private sector.

The Federal Reserve is the U.S. central bank that promotes maximum employment, moderate interest rates and stable prices. The Federal Open Market Committee (FOMC) meets four times per year to issue an economic forecast and a high-level analysis of the U.S. economy. Key economic factors are the Gross Domestic Product growth, the Unemployment Rate, and the Inflation Rate. The FOMC last met on September 18, 2024. GDP growth is expected to remain flat at 2% this year, the unemployment rate to increase and the inflation rate to decrease which promotes greater stability and the private sectors ability to plan. Inflation remains a challenge for the Federal Reserve. The Company might find the current economic environment challenging in some areas as labor and supply issues remain which can restrict sales growth and margins.


US Gross Domestic Product Growth (source: FOMC)
(forecasted 2024-2026)
3%
2%
1%
0%
1.90%
1.90%
2.10%
2.10%
2.00%
2.00%
Actual 2021
Actual 2022
Actual 2023
Forecast 2024
Forecast 2025
Forecast 2026


US Unemployment Rate (source: FOMC)
(forecasted 2024-2026)
6%
4%
2%
0%
4.20%
3.70%
3.80%
4.00%
4.10%
4.30%
Actual 2021
Actual 2022
Actual 2023
Forecast 2024
Forecast 2025
Forecast 2026


US Inflation Rate (FOMC)
(forecasted 2024-2026)
6%
4%
2%
0%
5.50%
5.90%
3.70%
2.60%
2.20%
2.00%
Actual 2021
Actual 2022
Actual 2023
Forecast 2024
Forecast 2025
Forecast 2026

THE THREE APPROACHES TO VALUE

When valuing a company's common stock (or an asset or a transfer of a liability) we need to value the enterprise by utilizing the various approaches to value and then allocate the methods and calculations from each approach. The three Approaches to Value are the Income, Market and Asset Approach. These approaches, methods and calculations are summarized below.

THE INCOME APPROACH

The Income Approach estimates value by estimating the benefits stream (income) generated by the assets over a period of time. The value of the business is equal to the present value of the future benefits from owning the assets. The two common methods are the Discounted Cash Flow Method and the Capitalization of Earnings Method.

The Discounted Cash Flow Method

The Discounted Cash Flow (DCF) summarizes the company's cash flow for a period of time (usually five years but can be longer until the cash flows reach stability) as well as the cash flow from the Terminal Value (assumes a sale of the business in a future year). The future cash flows are brought to the present value by discounting the cash flows using the Discount Rate which measures the risk in achieving the expected cash flows. The DCF is a multi-year method and the advantages are that each year's sales, costs, receivables, inventory, payables and capital expenditures can be estimated. These cash flows should be estimated with reasonable caution. Because a "fictitious buyer" is purchasing the future cash flow of the business, the DCF model is a strong indication of value.

The Capitalization of Earnings Method

The Capitalization of Earnings Method is similar to the DCF except that it is a single year method that only applies the operating cash flow to the capitalization rate. The Capitalization of Earnings Method is applicable when the cash flow is stable or consistent (mature company).

THE MARKET APPROACH

The Market Approach compares the subject company to its industry peers. This comparison is accomplished by reviewing either private sale transactions or publicly traded companies. The benefit stream multiples are variations of income such as earnings before interest and taxes (EBIT) or EBITDA (depreciation & amortization), net operating profit after tax, gross profit, sales, etc. The industry multiples are applied to the subject company's benefit stream using the multiples from the Guideline Public Companies or the private company transactions. The Market Approach is applicable if the subject company is similar to its industry peers.

THE ASSET OR COST APPROACH

The Asset Approach normally results in the lowest value for an operating company (not a holding company) and measures the tangible assets. This approach can be based on the Net Asset Value or the Liquidation Value. The liquidation value assumes the company is not an on-going business. This report estimates the Net Asset Value which is defined as the market value of the assets less the market value of the liabilities. An asset-based holding company (eg: real estate or investment companies) would use the Asset Approach.

COMPANY BRIEF

COMPANY HISTORY BRIEF

ZooOffice, Inc. is located at C/O 602 W 5th Avenue, Suite B, Naperville, IL. Jadian is a private organization that continues to grow as they offer a variety of software solutions. They assure you of their best services at all time. They're always here to help you implement their software successfully, including initial consultation, software configuration and customization, data migration, systems integration, hosting services and ongoing support.

Jadian

COMPANY PRODUCTS OR SERVICES

They focus on offering the best solutions you and your organization need to exceed your quality, safety, environmental, and security goals. Their goal is to become a premier and highly trusted provider of innovative quality solutions for our world-class clients. Their corporate values to ensure you get top quality service guide them in their decision-making and interactions with their customers, colleagues, investors, suppliers and the community. At Jadian, they emphasize: * A passionate commitment to their customers' success. * Teamwork, trust, and personal accountability. * Learning and professional growth. * Open and honest communication… the courage to speak up and the patience to listen. * Dedication to continually improve their service and product. * Sustainable growth through socially responsible business decisions. * Streamlining processes to make the most of technology.

Our Solutions	Services	Industries
Inspections	Technical Support	Food Safety
Audits	Enterprise Quality Manager	Field Services
Field Operations	CommonView	Auditing
Compliance	System Thinker	Occupational Health and Safety

COMPANY MANAGEMENT TEAM

Shaun Passley, PhD – President/Chief Executive Officer/Chair of the Board of Directors

DealStats contained 1,424 selected transactions with the following criteria:

- NAICS was 513210

This group of transactions displayed the following valuation multiples:

Valuation Multiple	Count	Median	H Mean	WH Mean	Mean
MVIC/Net Sales	1,403	3.11x		5.70x	39.31x
MVIC/Gross Profit	1,325	4.82x	2.30x	8.45x	43.55x
MVIC/EBIT	561	24.5x	12.0x	37.0x	153.0x
MVIC/EBITDA	551	19.5x	11.3x	26.8x	93.7x
MVIC/SDE	62	3.4x	3.0x	5.0x	4.2x
MVIC/BVIC	1,003	4.8x		4.0x	23.5x

Statistic	Count	Range	10th Percentile	25th Percentile	Median	75th Percentile	90th Percentile	H Mean	WH Mean	Mean
MVIC/Gross Profit	1,325	0.01x – 23,340.00x	1.40x	2.45x	4.82x	9.81x	25.46x	2.30x	8.45x	43.55x
MVIC/EBIT	561	0.3x – 31,117.8x	5.6x	11.4x	24.5x	55.7x	136.4x	12.0x	37.0x	153.0x
MVIC/EBITDA	551	0.2x – 17,175.5x	5.2x	11.1x	19.5x	42.8x	103.9x	11.3x	26.8x	93.7x
MVIC/SDE	62	1.0x – 17.0x	1.6x	2.4x	3.4x	5.2x	7.4x	3.0x	5.0x	4.2x
MVIC/BVIC	1,003	0.0x – 2,304.0x	1.3x	2.4x	4.9x	12.5x	33.4x	0.0x	4.0x	23.5x
MVIC Price	1,424	$35,000 – $93,788,000,000	$2,455,400	$9,170,500	$43,900,000	$260,781,250	$1,136,917,800			$721,907,421
Net Sales	1,424	$0 – $13,350,000,000	$539,221	$2,881,089	$14,321,320	$68,045,750	$259,891,900			$126,193,837
Gross Profit	1,377	($37,499,000) – $10,868,000,000	$276,404	$1,775,270	$9,046,251	$45,025,000	$162,634,600			$85,201,333
EBIT	1,420	($1,048,975,000) – $2,030,000,000	($22,973,144)	($6,961,049)	($810,000)	$852,055	$11,350,632			$434,612
EBITDA	1,181	($951,435,000) – $3,264,000,000	($18,396,814)	($5,127,000)	($184,798)	$2,774,857	$23,998,000			$11,947,974
Seller's Discretionary Earnings (SDE)	65	($26,768,949) – $5,066,543	$52,578	$127,776	$252,356	$715,956	$1,382,098			$177,199
Owner's Compensation	54	$0 – $2,380,032	$0	$51,507	$95,500	$167,100	$271,000			$179,265
Book Value Invested Capital	1,300	($124,389,000) – $25,196,000,000	($1,696,509)	$97,056	$4,762,877	$61,830,500	$319,276,700			$193,515,966
Gross Profit Margin	1,356	(6,305.3%) – 100.0%	33.0%	52.6%	69.2%	83.4%	97.6%			57.6%
SDE Margin	65	(104.8%) – 97.3%	10.0%	23.8%	41.0%	58.2%	76.4%			40.2%
EBITDA Margin	1,165	(63,652.3%) – 97.9%	(183.1%)	(42.1%)	(2.1%)	13.3%	28.2%			(232.2%)
Operating Profit Margin	1,399	(101,239.3%) – 97.9%	(198.8%)	(50.9%)	(7.9%)	8.4%	23.5%			(305.0%)

Income Statement	2022	2023
SALES		
Revenues	$490,102	$475,918
Revenue Growth Rate		(2.89%)
OPERATING EXPENSES		
Depreciation	$0	$0
Amortization & Depletion	$0	$0
Other Expenses	$207,436	$167,812
Total Operating Expenses	$207,436	$167,812
Operating Income (Op. EBIT)	$282,666	$308,106
Operating Income %	57.67%	64.74%
NON-OPERATING EXPENSES		
Interest Expense	$0	$0
Adjustments (see table below)	$0	$0
Other Non Operating Expenses	$0	$0
Total Non-Op. Exp. (income is negative)	$0	$0
Net Profit Before Tax	**$282,666**	**$308,106**
OTHER KEY INCOME STREAMS		
Net Operating Profit After Tax (37% marginal rate)	$178,080	$194,107
Seller's Discretionary Earnings	$282,666	$308,106

Adjustments	2022	2023
Left Empty	$0	$0
Left Empty	$0	$0
Left Empty	$0	$0
Left Empty	$0	$0
Left Empty	$0	$0
Total Adjustments	$0	$0

Net Operating Profit After Tax (NOPAT) applies a 37% marginal tax rate to the Operating Income. NOPAT and EBITDA reflect a debt free company (no interest, no debt). The latest $194,107 of NOPAT, the $308,106 of EBITDA and the $308,106 of Seller's Discretionary Earnings are applied in the Market Approach Method.

Adjustments are non-operating expenses recorded as operating expenses but were not needed to operate the business. Adjustments might be compensation above or below market-based pay or discretionary expenses not expected to occur again. These adjustments 'normalize' the income stream.

NOTE: The Fiscal Year ends on December 31.The Company's internal numbers were used in this valuation.The Company records its numbers on an accrual basis.

Income Statement Common-Sized	2022	2023
SALES		
Revenues	100.00%	100.00%
OPERATING EXPENSES		
Depreciation (Opex)	0.00%	0.00%
Amortization & Depletion	0.00%	0.00%
Officer's Salary	0.00%	0.00%
Wages & Salary	0.00%	0.00%
Other Expenses	42.33%	35.26%
Total Operating Expenses	42.33%	35.26%
Operating Income (Op. EBIT)	**57.67%**	**64.74%**
NON-OPERATING EXPENSES		
Interest Expense	0.00%	0.00%
Adjustments	0.00%	0.00%
Other Non-Operating Expenses	0.00%	0.00%
Net Profit Before Tax	**57.67%**	**64.74%**
KEY INCOME STREAMS		
Net Operating Profit After Tax (37% marginal rate)	36.34%	40.79%
Operating EBITDA	57.67%	64.74%


EBITDA % Trend
75%
50%
25%
0%
57.67%
64.74%
2022
2023


NOPAT % Trend
60%
40%
20%
0%
36.34%
40.79%
2022
2023


EBITDA
400K
200K
0
$282,666
$308,106
2022
2023


Net Operating Profit After Tax
200K
100K
0
$178,080
$194,107
2022
2023

Balance Sheet	2022	2023
CURRENT ASSETS		
Cash & Marketable Securities	$172	$417
Accounts Receivable (Trade)	$0	$0
Inventory	$0	$0
Other Current Assets	$0	$0
Total Current Assets	**$172**	**$417**
LONG-TERM ASSETS		
Fixed Assets	$0	$0
Accumulated Depreciation	$0	$0
Net Fixed Assets	$0	$0
Other Long-term Assets	$0	$0
Total Long-term Assets	$0	$0
Total Assets	**$172**	**$417**
CURRENT LIABILITIES		
Cur. Maturities of LT Debt	$0	$0
Accounts Payable	$0	$0
Notes Payable	$0	$0
Other Current Liabilities	$0	$0
Total Current Liabilities	**$0**	**$0**
LT LIABILITIES & EQUITY		
Term Debt	$0	$0
Other Long-term Liabilities	$0	$0
Total Long-term Liabilities	$0	$0
Total Liabilities	**$0**	**$0**
EQUITY		
Capital Stock	$0	$0
Retained Earnings	$282,666	$308,106
Other Stockholders' Equity	($282,494)	($307,689)
Total Stockholders Equity	**$172**	**$417**
Total Liabilities & Equity	**$172**	**$417**


Current Ratio
1
0
-1
0.00
0.00
2022
2023


Working Capital to Sales
0.04%
0.09%
2022
2023

POINTS TO CONSIDER

Current Ratio: The Current Ratio is a liquidity measure of the short-term balance sheet (current assets/current liabilities). The latest current ratio of - is above the trend line. The latest working capital is above the average trend line of 0.06% in working capital percent to sales. The industry current ratio is 2.The Company has excess working capital of $8,104.

Balance Sheet (Common-Sized)	2022	2023
CURRENT ASSETS		
Cash	100.00%	100.00%
Accounts Receivable	0.00%	0.00%
Inventory	0.00%	0.00%
Other Current Assets	0.00%	0.00%
Total Current Assets	**100.00%**	**100.00%**
LONG-TERM ASSETS		
Total Fixed Assets	0.00%	0.00%
Accumulated Depreciation	0.00%	0.00%
Net Fixed Assets	0.00%	0.00%
Other Long-term Assets	0.00%	0.00%
Total Long Term Assets	0.00%	0.00%
Total Assets	**100.00%**	**100.00%**
CURRENT LIABILITIES		
Current Maturities of LT Debt	0.00%	0.00%
Accounts Payable	0.00%	0.00%
Notes Payable	0.00%	0.00%
Other Current Liabilities	0.00%	0.00%
Total Current Liabilities	**0.00%**	**0.00%**
LONG_TERM LIABILITIES		
Term Debt	0.00%	0.00%
Other Long-term Liabilities	0.00%	0.00%
Total Long Term Liabilities	0.00%	0.00%
Total Liabilities	**0.00%**	**0.00%**
STOCKHOLDERS' EQUITY		
Capital Stock	0.00%	0.00%
Retained Earnings	164340.70%	73886.33%
Other Stockholders Equity	(164240.70%)	(73786.33%)
Total Stockholders' Equity	**100.00%**	**100.00%**
Total Liabilities & Equity	**100.00%**	**100.00%**


Debt to Net Worth
1
0
-1
0.00
0.00
2022
2023


Debt To Assets
1
0
-1
0.00
0.00
2022
2023

POINTS TO CONSIDER

Leverage: A company's capital structure should allow for adequate liquidity which can be measured by the Debt to Net Worth Ratio (< 4:1 is best) and the Debt Service Coverage Ratio (> 1.25 is acceptable). The Company has a comfortable debt to equity capital structure. The Company does not have any long-term debt.

UCA Cash Flow Statement	2023
Revenues	$475,918
Change In Accounts Receivable	$0
CASH FROM SALES	**$475,918**
Cost Of Goods Sold	$0
Change In Inventory	$0
Change In Accounts Payable	$0
Production Costs	$0
CASH AFTER PRODUCTION	**$475,918**
Operating Expenses (non-cash items excluded)	($167,812)
Change In Other Current Assets	$0
Change In Other Current Liabilities	$0
Total Operating Cost	($167,812)
CASH AFTER OPERATIONS	**$308,106**
Change In Other Long-term Liabilities	$0
Income Taxes Paid	$0
Other Non Op. Expenses (Income)	$0
Total Other Operating Expenses (Income)	$0
CASH AFTER ALL OPERATIONS	**$308,106**
Interest Paid	$0
CASH AFTER FINANCING COST	**$308,106**
Current Maturities of Long-term Debt	$0
CASH AFTER DEBT AMORTIZATION (CADA)	**$308,106**
Capital Expenditures	$0
Intangibles	$0
Change In Other Long-term Assets	$0
Fixture & Investments	$0
CASH AFTER INVESTMENTS - surplus or (needs)	**$308,106**
Change In Short Term Notes	$0
Change Long-term Debt	$0
Financing Activity	$0
Addbacks	$0
CHANGE IN CASH (before tax or distributions)	**$308,106**


Cash After Operations
400K
200K
0
$282,666
$308,106
2022
2023


Cash Surplus (Cash Needs)
400K
200K
0
$282,666
$308,106
2022
2023

The Cash After Debt Amortization (CADA) is generally what a bank looks at when loaning money. The Cash After Investments estimates whether the company has a cash need or a cash surplus which is vital for company planning.

RATIO REVIEW	2022	2023
PROFITABILITY RATIOS		
Sales Growth (> is better)		(2.89%)
Gross Profit Growth (> is better)		(2.89%)
Operating Expense Growth (< is better)		(19.10%)
Operating Income Growth (> is better)		9.00%
Operating Expense	42.33%	35.26%
Operating Income	57.67%	64.74%
Net Profit Before Tax	57.67%	64.74%
Operating EBITDA Margin	57.67%	64.74%
Return on Assets (> is better)	164340.70%	73886.33%
Return on Equity (> is better)	328681.40%	104620.03%
Return on Capital Employed (> is better)	164340.70%	73886.33%
LIQUIDITY RATIOS		
Current Ratio (> is better)	-	-
Quick Ratio (> is better)	-	-
Near Term Cash (cash + AR - AP)	$172	$417
Working Capital (> is better)	$172	$417
Working Capital to Sales (< is better)	0.04%	0.09%
Working Capital Turnover (> is better)	2,849.43	1,141.29
ACTIVITY RATIOS		
Accounts Receivable Days (< is better)	0	0
Inventory Days (sales)	0	0
Accounts Payable Days - no wages (> is better)	0	0
Working Capital Days (> is better)	0.13	0.32
Cash Conversion Cycle (< is better)	-	-
Asset Turnover (> is better)	2,849.43	1,141.29
Fixed Asset Turnover (> is better)	-	-
Sustainable Growth Rate (> is better)	213642.91%	68003.02%
FINANCIAL RATIOS		
Term Debt to Net Worth	0	0
Debt To Net Worth (< 4:1 is better)	0	0
Debt to Assets (financing assets)	0	0
Capitalization Ratio (<30% is better)	0.00%	0.00%
Interest Coverage (>3 is better)	-	-
Debt Service Coverage Ratio (1.25 is better)	-	-


Profit Margin
100%
0%
57.67%
64.74%
2022
2023


Asset Utilization
5K
0
2,849.43
1,141.29
2022
2023


Return on Assets
200...
0%
164340.70%
73886.33%
2022
2023

POINTS TO CONSIDER

In the latest period improved expense controls contributed to an increase in the Return on Assets (ROA) and the Asset Utilization negatively impacted the ROA. The ROA is one of the most important measures on overall company performance. Expense controls and driving the most sales from the assets are the key to building value.

INTERIM INCOME STATEMENT AS OF 2024-09-30

Interim Income Statement	Interim
REVENUES	**$293,812**
Gross Profit Margin	100.00%
OPERATING EXPENSES	
Amortization	$0
Depreciation	$0
Wages & Salaries	$0
Officer Salaries & Wages	$0
Other Expenses	$100,150
Total Operating Expenses	$100,150
OPERATING INCOME	**$193,662**
Operating Income Margin	65.91%
Interest	$0
Other Expenses (Income)	($1)
NET PROFIT BEFORE TAX	**$193,663**
Addbacks	$0
Reported Profit (Loss)	**$193,663**

INTERIM BALANCE SHEET AS OF 2024-09-30

Interim Balance Sheet	Interim
CURRENT ASSETS	
Cash & Equivalents	$8,104
Accounts Receivable (Trade)	$0
Inventory	$0
Other Current Assets	$0
Total Current Assets	**$8,104**
LONG-TERM ASSETS	
Net Fixed Assets	$0
Other Long Term Assets	$0
Total Assets	**$8,104**
CURRENT LIABILITIES	
Cur. Maturities of Long Term Debt	$0
Accounts Payable	$0
Notes Payable	$0
Other Current Liabilities	$0
Total Current Liabilities	**$0**
LONG_TERM LIABILITIES	
Term Debt	$0
Other Long Term Liabilities	$0
Total Liabilities	**$0**
STOCKHOLDERS' EQUITY	
Equity Interim	$8,104
Total Liabilities & Stockholders Equity	**$8,104**

Income Statement (Forecast)	2024	2025	2026	2027	2028
INCOME STATEMENT BRIEF					
Sales	$400,000	$500,000	$650,000	$780,000	$858,000
Sales Growth	(15.95%)	25.00%	30.00%	20.00%	10.00%
Cost of Goods Sold	$0	$0	$0	$0	$0
Gross Profit	$400,000	$500,000	$650,000	$780,000	$858,000
Gross Profit Margin	100.00%	100.00%	100.00%	100.00%	100.00%
OPERATING EXPENSES					
Depreciation	$0	$0	$0	$0	$0
Selling, General & Admin Expenses	$140,000	$175,000	$227,500	$273,000	$300,300
Total Operating Expenses	$140,000	$175,000	$227,500	$273,000	$300,300
Operating Income (EBIT)	$260,000	$325,000	$422,500	$507,000	$557,700
Operating Income %	65.00%	65.00%	65.00%	65.00%	65.00%
Operating EBITDA	**$260,000**	**$325,000**	**$422,500**	**$507,000**	**$557,700**
EBITDA %	65.00%	65.00%	65.00%	65.00%	65.00%
Net Operating Profit After Tax (NOPAT)	**$163,800**	**$204,750**	**$266,175**	**$319,410**	**$351,351**
NOPAT %	40.95%	40.95%	40.95%	40.95%	40.95%

Balance Sheet (Forecast)	2024	2025	2026	2027	2028
ASSETS					
Cash	$350	$438	$570	$683	$752
Accounts Receivables	$0	$0	$0	$0	$0
Inventory	$0	$0	$0	$0	$0
Other Current Assets	$0	$0	$0	$0	$0
Current Assets	**$350**	**$438**	**$570**	**$683**	**$752**
LONG-TERM ASSETS					
Net Fixed Assets	$0	$0	$0	$0	$0
Other Long Term Assets	$0	$0	$0	$0	$0
Total Assets	**$350**	**$438**	**$570**	**$683**	**$752**
LIABILITIES					
Accounts Payable	$0	$0	$0	$0	$0
Current Maturities of Long-Term Debt	$0	$0	$0	$0	$0
Notes Payable	$0	$0	$0	$0	$0
Other Current Liabilities	$0	$0	$0	$0	$0
Current Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**
LONG-TERM LIABILITIES					
Term Debt	$0	$0	$0	$0	$0
Other Long Term Liabilities	$0	$0	$0	$0	$0
Total Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**
LIABILITIES & EQUITY					
Shareholders' Equity	**$350**	**$438**	**$570**	**$683**	**$752**
Total Liabilities & Equity	**$350**	**$438**	**$570**	**$683**	**$752**
WORKING CAPITAL					
Working Capital	$350	$438	$570	$683	$752
Working Capital (No Debt)	$0	$0	$0	$0	$0
Working Capital Change	$0	$0	$0	$0	$0

BUILD UP METHOD, DISCOUNT AND CAPITALIZATION RATE

The Build Up Method (BUM) applies risk factors to a proposed investment to arrive at the Discount Rate which is used in the Income Approach to Value. The BUM adds the Risk-Free Rate (assumes no risk on T Bills), the Equity Risk Premium (risk of equity above the T Bill), the Company Specific Risk Premium (CSRP) which is a non-diversified company risk, the Industry Risk (specific to the subject's industry) and Size Premium Risk (smaller companies have more risk). These risk factors total the Cost of Equity which is the rate of return an investor would seek on this type of investment in the subject company. The 20 year T-bill is a "normalized" rate that considers the Federal Reserves' policies to increase the money supply which drives interest rates lower.

The CSRP was given (1.00%) points which reduces to the investment risk which decreases value. The Cost of Equity and the Cost of Debt are weighted proportionately to determine the industry's capital structure and is called the Weighted Average Cost of Capital (WACC) and is commonly referred to as the Discount Rate (Cost of Capital). The Discount Rate is applied to the future cash flows in the Discounted Cash Flow Method on the next page. The long-term Growth Rate is deducted from the Discount Rate to arrive at the Capitalization Rate. The Capitalization Rate is applied to the Capitalization of Earnings method reviewed on the "Valuation Approaches" page.

Discount & Capitalization Rate	Percentage
Risk Free Rate	3.50%
Equity Risk Premium	5.00%
Industry Risk Premium	1.15%
Size Premium	4.80%
Company Specific Risk Premium	(1.00%)
Cost of Equity	**13.45%**
Cost of Debt (tax effected)	4.10%
Discount Rate (WACC)	**11.11%**
Growth Rate Terminal Year	3.50%
Capitalization Rate	**7.61%**


Cost Of Debt & Equity
15%
10%
5%
0%
13.45%
4.10%
Percentage
cost_of_equity
cost_of_debt


Discount And Capitalization Rate
15%
10%
5%
0%
11.11%
7.61%
Percentage
wacc
capitalization_rate

THE WEIGHTED AVERAGE COST OF CAPITAL DETAIL

Calculating the Cost of Equity is the first part to estimate the weighted average cost of capital. ZooOffice, Inc.'s Cost of Equity is 13.45%. The information source is the CRSP Deciles Size Study from Duff & Phelps Cost of Capital (online) and the formula is:

Ke = Rf + ERP + RPi + RPs + CSRP

Ke = Cost of equity

(Source: Duff & Phelps Cost of Capital, normalized 20-year treasury)

Rf = Risk free rate of return on security

(Source: Duff & Phelps Cost of Capital)

ERP= Equity risk premium

(Source: Duff & Phelps Cost of Capital)

RPi = Industry risk premium

(Source: Duff and Phelps Cost of Capital Full Beta)

RPs = Risk premium on small stocks

(Source: Duff and Phelps Cost of Capital CRSP Decile 10)

CSRP = Company specific risk premium

(The CSRP is added to account for risk above the financial markets)

The Weighted Average Cost of Capital (WAAC) or Discount Rate for ZooOffice, Inc. is 11.11%. The WACC proportionately weights the capital structure with the industry's capitalization of equity and debt. To arrive at the WACC the Cost of Equity and the Cost of Debt need to be calculated. The formula is:

WACC = (Ke x's E) + (Kd x's D)

WACC = Weighted average cost of capital

Ke = Cost of equity

Kd = Cost of debt

E = Percentage of equity in the capital structure

D = Percentage of debt in the capital structure

NET CASH FLOW (TO INVESTED CAPITAL)

The Net Cash Flow to Invested Capital is the cash available to debt and equity holders and is projected for a period of years (below). In the “termination” year after the last projected year, the shareholders theoretically recapitalize the business to total the sale proceeds along with the years of Operating Net Cash Flow. The Terminal Value is based on the month after the last projected year of net cash flow which is capitalized using the Capitalization Rate. The present value of the sum of the Operating Net Cash Flow plus the Terminal Value cash flow is presented on the next page under the Discounted Cash Flow Method.

Mid-Year or End-of-Year Convention Note: When applying the discount rate, it is typical to use either the end-of-year or mid-year in assuming the timing of the annual cash flows. Normally the mid-year best reflects the timing of the cash flows as the first half of cash flows will be overly discounted and the last half of the year will be under discounted. However the mid-year convention is best as the first and last half both cancel each other out and the middle of the year takes precedence. The end-of-year convention assumes the cash flows will come in at the very end of the year such as strong retail holiday sales. This report uses the mid-year convention.

Net Cash Flow to IC	2024	2025	2026	2027	2028
Revenue	$400,000	$500,000	$650,000	$780,000	$858,000
Growth Rate	(15.95%)	25.00%	30.00%	20.00%	10.00%
EBITDA	$260,000	$325,000	$422,500	$507,000	$557,700
EBITDA %	65.00%	65.00%	65.00%	65.00%	65.00%
Income Taxes (37% Marginal Rate)	($96,200)	($120,250)	($156,325)	($187,590)	($206,349)
Capital Expenditures	$0	$0	$0	$0	$0
Working Capital Change	$0	$0	$0	$0	$0
NCF to Invested Capital	**$163,800**	**$204,750**	**$266,175**	**$319,410**	**$351,351**


Projected EBITDA
600K
400K
200K
0
$260,000
$325,000
$422,500
$507,000
$557,700
2024
2025
2026
2027
2028


Projected Net Cash To Invested Capital
400K
200K
0
$163,800
$204,750
$266,175
$319,410
$351,351
2024
2025
2026
2027
2028

DISCOUNTED CASH FLOW METHOD (INCOME APPROACH)

The Net Cash Flow (NCF) is projected for 5 years. In the "termination" year after the fifth year, the shareholders theoretically recapitalize the business to total the sale proceeds and 5 years of operating net cash flow. The terminal value is based on the month after the fifth year's net cash flow which is capitalized using the Capitalization Rate. The DCF Method is the present value of the two cash flows. Because this year is almost completed, the DCF calculation starts next year with an estimated $204,750 of Net Cash Flow.

Discounted Cash Flow Method (NCF to IC)	Present Value
Discounted Value of Operating Net Cash Flow	$909,941
Discounted Cash Flow of Terminal Value	$3,304,247
Discounted Cash Flow Method (DCF)	**$4,214,187**

CAPITALIZATION OF EARNINGS METHOD (INCOME APPROACH)

The Capitalization of Earnings Method is based on the next year's forecasted Net Cash Flow to Invested Capital which is the NCF available to shareholder's and debt holders. The Capitalization Rate is adjusted for the company's mature growth rate. The Net Cash Flow is divided by the Capitalization Rate which calculates the company's Capitalized Value. The Capitalization of Earnings Method capitalizes one single year of net cash flow which is more applicable to mature companies with stable earnings and less so for those with significant variances. Because this year is almost completed, the Capitalization of Earnings calculation starts next year with an estimated $204,750 of Net Cash Flow.

Capitalization of Earnings Method (NCF to IC)	Present Value
Next Year of Projected NCF to IC	$204,750
Capitalization Rate	7.61%
Capitalized Method (NCF / Cap Rate)	**$2,690,097**

SELLING MULTIPLES (MARKET APPROACH)

The Market Approach applies industry selling multiples (mean) to the Company's EBIT, EBITDA, Net Operating Profit After Tax and Sellers Discretionary Earnings. The Company's applied multiples can be adjusted higher or lower than the industry multiple as the Company is out-performing or under-performing the industry.

Market Multiples Method	EBITDA	EBIT	NOPAT	SDE	Sales	Gross Profit
Industry Average Selling Multiple	11.30	12	4.20	3	3.11	2.30
Adjusted Selling Multiple	12.43	13.20	4.62	3.30	3.42	2.53
Subject Company Data	$308,106	$308,106	$194,107	$308,106	$475,918	$475,918
Market Multiples Method	**$3,829,758**	**$4,066,999**	**$896,773**	**$1,016,750**	**$1,628,115**	**$1,204,073**

NET ASSET VALUE METHOD (ASSET APPROACH)

The asset approach subtracts the market value of the liabilities from the market value of the assets to arrive at the Net Asset Value. If the asset and liabilities have been adjusted, this will be expanded on the next two pages.

Net Asset Value	Value
Total Assets	$8,104
Total Liabilities	$0
Net Asset Value	**$8,104**

NET ASSET VALUE AS OF 2024-09-30

Net Asset Value	Historic	Adjustment	Adjusted
CURRENT ASSETS			
Cash & Equivalents	$8,104	$0	$8,104
Accounts Receivable	$0	$0	$0
Inventory	$0	$0	$0
Other Current Assets	$0	$0	$0
Total Current Assets	**$8,104**	**-**	**$8,104**
LONG-TERM ASSETS			
Net Fixed Assets	$0	$0	$0
Other Long-Term Assets	$0	$0	$0
Total Assets	**$8,104**	**-**	**$8,104**
CURRENT LIABILITIES			
Current Maturities of LT Debt	$0	$0	$0
Accounts Payable	$0	$0	$0
Notes Payable	$0	$0	$0
Other Current Liabilities	$0	$0	$0
Total Current Liabilities	**$0**	**-**	**$0**
LONG-TERM LIABILITIES			
Term Debt	$0	$0	$0
Other Long-Term Liabilities	$0	$0	$0
Total Liabilities	**$0**	**-**	**$0**
NET ASSET VALUE	**$8,104**	**-**	**$8,104**

WEIGHTING OR ALLOCATING VALUE: Valuations are part subjective and relate to the quality of the benefit stream, risk and market conditions. Various methods and calculations have been selected and weighted that best represent company value. The DCF was weighted 50.00% as it measures future cash flow, risk and value over several years. The Capitalization of Earnings was not used because this years NCF was not a consistent measure or the DCF was used. EBITDA was weighted 50.00% because it serves as a good proxy to operating cash flow value. EBIT was not used because it wasn't a good measure of debt free operating income or EBITDA was a better measure. NOPAT was not used as the tax adjusted operating income did not reflect value or other calculations were more relevant. The Fair Market Value (FMV) for 100% of ZooOffice, Inc.'s enterprise value is $4,021,973.

Weighting for Enterprise Value	Valuation	Weighting	Applied Value
Discounted Cash Flow Method (Income)	$4,214,187	50.00%	$2,107,094
Capitalization of Earnings Method (Income)	$2,690,097	0.00%	$0
EBITDA Calculation (Market)	$3,829,758	50.00%	$1,914,879
EBIT Calculation (Market)	$4,066,999	0.00%	$0
Net Asset Value (Asset Approach)	$8,104	0.00%	$0
Net Operating Profit After Tax Calculation (Market)	$896,773	0.00%	$0
Enterprise Value for 100% of Company		-	**$4,021,973**
Enterprise Value After WC Adjustment		-	**$4,030,077**
Equity Value for 100% of Company		-	**$4,030,077**

VALUATION CONCLUSION

The Company is being valued for 100.00% of the Company. The Fair Market Value (enterprise value) of ZooOffice, Inc. is estimated at $4,021,973. After any balance sheet adjustments (see balance sheet note) the adjusted value is $4,030,077 and after term debt if any, the equity value is $4,030,000. A 100.00% interest of the Company's equity equals $4,030,000.


Estimated Tangible And Intangible Asset Value
(from last fiscal year)
$4.02M
Intangible Value
Other


Value Methods And Calculated Values
6M
4M
2M
0
$4,214,187
$2,690,097
$3,829,758
$896,773
$1,628,115
$4,021,973
DCF
Cap. Earnings
EBITDA
NOPAT
Sales
Enterprise Value


Cost Structure (% of Sales)
60%
40%
20%
0%
42.33%
35.26%
2022
2023


Cash Conversion Cycle
1
0
-1
0.00
0.00
2022
2023

INTANGIBLE ASSETS

Intangible assets are goodwill and other assets that are not itemized or listed on the balance sheet. Tangible assets are hard or physical assets used to produce goods and services. Intangible assets (copyrights, brands, customer list, patents) most likely produce a higher return than the tangible assets. We estimated the value of both assets to provide an added perspective to company value.

COST STRUCTURE

Companies build value by reducing their cost structure, improving cash management (cash conversion cycle) and efficiently managing fixed assets if applicable. Efficiencies or optimization increases net cash flow and business value.

CASH CONVERSION CYCLE

The Cash Conversion Cycle (CCC) is the amount of days the company invests cash into the business before it cycles to cash again. The lower the CCC Days (AR Days + Inventory - AP Days) the more the cash flow, which impacts value.

APPRAISER'S INDEPENDENCE

A business appraiser offers an objective and independent opinion of value of the business interest and does not act in an advisory function. In this valuation, the appraiser is offering an objective and independent opinion of value of the business interest. The appraiser is independent of the client and has no ownership interest, employee benefits or role in the company, is not an officer of the company and has no ongoing role in the future of the company. The consideration paid to an appraiser for an engagement should not be subject to meeting a client's expected concept of value. The appraisal fee for this valuation engagement is not dependent on any expectations of the client's perceived value of the asset being valued. Regarding this valuation engagement, we are not acting as an advisor, are not receiving any benefits other than the flat valuation fee paid and have retained total independence.

DANIEL P. O'CONNELL, AM, BV, AMERICAN SOCIETY OF APPRAISERS

Dan has been active in the appraisal business for over 30 years and has testified in Federal and State jurisdictions providing expert testimony regarding company valuations for business damages, marital resolution of assets and shareholder disagreements. Dan co-founded Stonebridge Advisory Inc., and has been active in the financial services industry with a strong background in corporate finance, investment banking, financial analysis and business strategies. Dan consulted with hundreds of companies with $2 million to $250 million in sales on how to build equity in the business and has been active in the mergers and acquisitions area representing privately-owned businesses with $5 million to $100 million in sales as well as representing buyers for strategic acquisitions, assisting business owners in recapitalizing their balance sheet, raising growth capital, business reorganizations and buyouts.

Dan has performed business valuations ranging from startup businesses to service and manufacturing firms, to distribution and retail companies. In a career as a financial analyst and as an appraiser, Dan offers clients a unique perspective and depth of knowledge in the service, distribution, manufacturing and retail sectors. Dan has provided business valuations for various purposes including buying or selling a business, partner buy-sell situations, company recapitalizations, business planning, a review of value creation, issuing stock options with a 409 (a) valuation, 83 (b) elections, shareholder disputes, fairness opinions, litigation, estate planning, estate valuations, gifting for tax purposes, succession planning, economic loss, divorce and valuing patents or other intangible assets. Dan graduated from St. John's University with a major in Business Administration and Management and is an Accredited Member, AM, BV, American Society of Appraisers and has USPAP Certification (Uniform Standards of Professional Appraisal Practice).

RYAN P. O'CONNELL, IRS QUALIFIED BUSINESS VALUATIONS

Ryan has a background in sales and business development having worked with large U.S. companies as well as small businesses. Ryan co-founded Stonebridge Advisory Inc. and incorporates IRS Revenue Ruling 59-60 guidelines that meet the IRS's *Qualified Valuation* status for business valuations. Ryan has produced hundreds of business valuations in the manufacturing, retail, distribution, professional, and service sectors and has a strong knowledge base in accounting, financial statements and business valuations.

Ryan has provided business valuations for various purposes including buying or selling a business, partner buy-sell situations, business planning and a review of value creation, gifting for tax or transfer purposes, succession planning, economic loss, issuing 409 (A) stock options, estate planning, litigation and marital asset dissolutions.

ADJUSTMENTS TO THE FINANCIAL STATEMENTS

A valuation reviews the benefits stream (income measure such as EBITDA) where owner discretionary spending is adjusted or added back to earnings to 'restore' the financial statements to a normalized basis. These adjustments can be made on the income statement and would include items such as one-time charges not expected to occur again and any shareholder distributions beyond a normal salary or expenses not pertinent to the day-to-day operations of the business. The balance sheet can also be adjusted to separate non-operating assets from the operating assets. The value of the non-operating assets is added to the fair market value.

BUILD UP METHOD (BUM)

The BUM's purpose is to measure the totality of a company's business risk. The risk measure starts with a risk-free rate which is the expected return on 20 Year Treasury Bills backed by the U.S. government. These risk-free investments generally offer a low risk and therefore lower rates of return. A company does not have the backing of the U.S. government and as an equity risk, the risk is higher than the T Bill. This Equity Risk is the risk of the equity investment beyond that of the risk-free rate. The Company Specific Risk Premium considers the non-diversified risk or the fact that this risk can't be diversified or spread over several companies or industries. In this valuation, we are including a size risk premium due to the subject company being smaller than the Guideline Public Companies used in the comparisons.

CAPITALIZATION METHOD

The Capitalization Method converts a company's benefit stream to a present value of the business. The Capitalization Method can use alternative measures such as Cash Flow to Equity or Cash Flow to Invested Capital. The formula is Benefit stream / Cap Rate.

CAPITALIZATION RATE

The Capitalization Rate is a percentage number calculated by deducting a company's growth rate from the Discount Rate. The Capitalization Rate is used to convert a company's single period benefits (income stream) to a capitalized value of a business.

DISCOUNTED CASH FLOW METHOD

Discounted Cash Flow (DCF) is the present value of future income streams. The DCF Method calculates the present value of a company's benefits stream (cash flow) and termination value, to present value of the business value. DCF utilizes the discount rate in the calculation.

DISCOUNT RATE

The Discount Rate is the risk rate used in a valuation to convert multiple periods of future benefits (income stream) to a capitalization value (present value). The discount rate utilizes the weighted average cost of capital (WACC) debt and equity participants would require given the risk of the future income stream of a business. The smaller the discount rate, the larger the business value.

EXCESS WORKING CAPITAL

When companies sell, buyers expect sellers to deliver the appropriate working capital at the closing, that is consistent with the industry or the needed liquidity to maintain the business. This working capital variance can be positive (cash back to seller) or negative (credit to buyer). If working capital is insufficient, buyers will consider the variance as purchase price which means a reduction in value.

GUIDELINE PUBLIC COMPANIES METHOD

The Market Approach uses selling multiples from Guideline Public companies where stock is traded daily. Accessing private data on company transactions can be difficult and spotty. Publicly traded companies are typically larger than private companies, are better capitalized, have more transparency, and are openly traded. Therefore, private company multiples are normally discounted by 30% due to size and liquidity. Public companies traded in volume presents a strong valuation model.

NET CASH FLOW TO INVESTED CAPITAL

The Net Cash Flow (NCF) to Invested Capital is a widely used measure in determining the cash flow that is available to debt holders and shareholders. The NCF begins with the earnings before interest, taxes, depreciation and amortization or EBITDA. Interest is added back to reflect a debt free company (no debt, no interest paid). Because taxes will be paid and capital expenditures may be needed, these costs are subtracted from the EBITDA numbers. This net cash flow is used in the Discounted Cash Flow and Capitalization of Earnings Method.

WEIGHTING THE METHODS OF VALUE

Some valuation methods might better reflect value for a specific company. Experts select which methods best fits with the subject company being appraised to arrive at the Fair Market Value. A weighted average best suits most companies for a market-based appraisal. This valuation weighs up to five different methods to arrive at Fair market Value.

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

The weighted average cost of capital is the rate of a company's funding (debt and equity). WACC is the amount the debt and equity holders expect to receive and is the minimum return that is normally required by a company. If a company's ROIC is greater than the WACC, value is being created. If less, value is being diminished.

MARKET VALUE OF EQUITY (MVE)

The Market Value of Equity (MVE) is based on the income stream of a business including interest on debt and principal amounts. By deducting the interest payment from the Net Cash Flow and considering the change in the debt (principal), the company is valuing its equity. The Net Cash Flow to MVE is the cash available to the shareholders as the debt holders have been paid.

MARKET VALUE OF INVESTED CAPITAL (MVIC)

The Market Value of Invested Capital (MVIC) is based on the income stream of a business and does not include interest on debt or any principal amounts. By not deducting any interest payment from the Net Cash Flow and not considering the change in the debt (principal), the company is valuing the business based on the enterprise value of debt and equity. The Net Cash Flow to MVIC is the cash available to the shareholders and debt holders.

SCOPE OF APPRAISAL

The scope of the appraisal defines the comprehensiveness of the process, the extent of the procedures used, and the detail of information collected and analyzed. The valuation scope ranges between a limited and a comprehensive valuation. A 'Calculated Value' such as this valuation, is a limited valuation. A calculated valuation provides an approximate indication of enterprise value or range of value based on limited procedures and information deemed to be relevant. The information collected is deemed to be accurate as presented by company management.

STANDARD OF VALUE

The standard of value refers to the type of value to be assessed. There are four types of values: Fair Market Value, Fair Value, Investment Value and Intrinsic Value. The Fair Market Value is the most common standard and is the value an asset would expect to sell for on the open market given broad assumptions. The Fair Value deals mostly with a fair value for legal purposes, and not the market or economic value. The Investment Value is based on what an asset would sell for given a specific buyer which is opportunistic in nature and is considered strategic. The Intrinsic Value considers all factors any prudent investor would see in the inherent value of a business and does not consider any extreme aspects of market conditions or behaviors.

GOODWILL (INTANGIBLE ASSETS)

Goodwill is the portion of the business value beyond the value of the identifiable tangible and intangible assets of the business. Goodwill is an intangible asset and is usually the result of an acquisition or purchase.

EARNINGS BEFORE INTEREST & TAXES

Earnings before interest and taxes (EBIT) is the operating income of a business. Interest and taxes while important, are considered non-operating expenses. This report recasts the income statement into the operating income and expenses and then the non-operating income and expenses. The EBIT is one of the most critical numbers as it reflects a company's earnings power.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

The EBITDA is EBIT plus depreciation and amortization. Depreciation is the charge or cost of fixed assets that are being depleted every year. The amortization is a depletion charge against goodwill which is usually the result of an acquisition. EBITDA is a common number business people use a great deal in that it represents a company's operating efficiency. EBITDA is useful as it can be compared to other companies with various debt, capital investment depreciation policies.

NET OPERATING PROFIT AFTER TAXES

NOPAT measures the operating income (EBIT) after income taxes. This is a more conservative operating number as it includes tax liabilities, depreciation and amortization.

SELLER'S DISCRETIONARY EARNINGS

SDE is the amount of profit left in the business after all expenses have been paid, plus owner wages taken plus depreciation and amortization, if any. SDE usually adds back one owner's earnings if there are multiple business owners who take salary. SDE is mostly used in smaller businesses where the company is more dependent on the owner and it might be more of a lifestyle type business.

FIXED, TANGIBLE AND INTANGIBLE ASSETS

Fixed assets are the long-term tangible assets (property and equipment) that are expected to have a useful life greater than one year where the company uses these assets to produce sales. Fixed assets are depreciated over a period of time and usually need to be replenished. If a company does not replenish these assets, the company's performance will deteriorate. Where tangible assets can be seen and touched, intangible assets can't. Intangible assets include customer lists, brand appeal, proprietary processes and systems. patents, goodwill and other assets not usually listed on the balance sheet.

TERM DEBT

Term debt is interest bearing debt that is to be repaid longer than one year. The current maturities of long-term debt are to be repaid within one year. Term debt is usually bank debt that is used to finance a transaction, equipment and other long-term needs. Short-term needs are often referred to as revolving credit for receivables, inventory, etc.

WORKING CAPITAL

Working capital is the current assets less the current liabilities. Working capital has to finance sales, so it is critical to maintain strong cash policies so the company can efficiently grow sales. Working capital shortages can gradually bring stress and insolvency.

RATIO ANALYSIS

Ratio analysis uses information from the income statement and balance sheet to document a company's profitability, liquidity, activity and financial performance. See the breakdown on the Ratio Review Page for the specific detail. It is critical to understand what ratios are important to your industry and company.

ENGAGEMENT'S LIMITING CONDITIONS

1. This valuation is only valid for the stated purpose and as of the date listed in the Appraisal Assignment.

2. This valuation was performed with information from the Company and/or the Client. This information may include financials, ownership positions, business conditions, forecasted assumptions and other data and has been accepted and deemed to be accurate, but has not been verified. Stonebridge and the appraiser make no representations or warranties to the accuracy of this information.

3. This valuation relied upon industry information and has been accepted but not validated, but deemed accurate. Stonebridge makes no representations on the accuracy of this content.

4. Forecasted numbers are reliant on historical data and the Company or Clients vision and assumptions going forward. Because actual results can be different from forecasted results, sometimes significant variances can occur.

5. Forecasted numbers and the valuation conclusion both are predicated on continuous management execution and expertise and the company continuing to operate in such a manner as to not diminish the operations which may impact value. Because assumptions are based on client assumptions and Stonebridge has not performed an audit of the company or its financials, Stonebridge does not make any representations or warranties to the valuation conclusion as the forecast can differ from actual performance.

6. This valuation does not offer or imply any investment or accounting advice in any way. The value in this report is the product of both Company or Client information that was used in the valuation process to determine value. This report is only to be used by the intended user (the client) and only for the purpose listed in the Appraisal Assignment.

7. Any future work where the client is in need of testifying or expert witness testimony, will require a separate Expert Witness Agreement between the client and Stonebridge and the appraiser.

8. Stonebridge is not obligated to perform any future services that deal with any subject manner in this report including testimony or attendance in court, or conference calls or meetings of any type unless a separate agreement is made between the parties. Any separate agreement must agree on the services and pricing required.

9. Stonebridge is not responsible for any environmental conditions or governmental laws, codes or rulings in any event that relate to the subject company, it's shareholders or client's diminished value in the asset being appraised. Stonebridge has not conducted any compliance, analysis or review on property or general company compliance with any governmental organizations or authorities and Stonebridge makes no representations or warranties on these conditions.

10. Stonebridge recommends that the client further investigate or contact specific professionals who can provide guidance on any governmental, environmental, legal, operational or financial matters that may impact value.

11. No changes to this report can be made. Only Stonebridge is allowed to make changes.

12. This report does not present a fairness opinion as to an actual value for a proposed transaction, a solvency opinion or an investment opinion unless expressly stated in the Appraisal Assignment. Values of exchanged assets may be significantly different from the appraisal value on a specific date and between specific parties.